UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 15, 2011

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Disclosure of compensation outcomes and practices - February 15, 2011

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: February 15, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: February 15, 2011

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

15 February 2011

Barclays PLC

Barclays expands disclosure of compensation outcomes and practices

Barclays has today released additional detail on its revised compensation framework alongside its Preliminary Results Announcement. This recognises the significant interest in bank compensation. Aggregate 2010 performance awards have been reduced as a result of a number of factors, including Barclays commitments in the context of Project Merlin. Barclays pay practices and outcomes are fully compliant with the FSA's revised Remuneration Code.

Notwithstanding a 32% increase in 2010 Group profit before tax, and a 2% increase in Barclays Capital profit before tax excluding own credit, 2010 performance awards were down relative to 2009:
• at a Group level by 7%;
• at a Barclays Capital level by 12%.

Total performance awards for UK-based staff were down broadly in line.

These performance awards include all elements that relate to 2010 performance, excluding salaries and performance awards deferred from prior years, but including awards deferred to future years. They include other current year contractual awards (e.g., guarantees, commitments, commissions and new long term incentive plan awards).

For the first time, Barclays has introduced a Contingent Capital Plan as a part of deferred compensation arrangements for all senior staff. Under the Plan:
• payment of awards is deferred over three years and is only made if the Group's Core Tier 1 capital position at the point of vesting is at least 7%, the new Basel III regulatory minimum;
• the interests of senior staff are directly aligned with shareholders and regulators by linking the payment of awards under the Plan to the Group's capital position; and
• a potential capital buffer is created in a stress scenario through the potential for the vesting of Plan awards to be forfeited.

Barclays has also expanded significantly the number of staff subject to 60% deferral of 2010 performance award beyond those required by the FSA's Remuneration Code.

Detail of Executive Directors' remuneration will be disclosed in Barclays Annual Report, consistent with normal practice.

Commenting on these revisions to Barclays compensation framework and outcomes today, Bob Diamond said:

"We are committed to demonstrating that we are both responsible in our compensation decisions and practices and that we take our regulatory obligations and UK Government commitments seriously. In particular, our overall performance awards for 2010 have been directly influenced by the commitments that we have made under Project Merlin.

In reaching our final decisions, we have had to balance carefully these obligations with our need to ensure that our decisions are commercial in a highly competitive global environment and with the requirements of our shareholders.

We welcome the UK Government's commitment to ensure that London remains a leading financial centre and the competitiveness of the financial firms based in the UK, in particular by ensuring those firms are able to compete on a level playing field."

In introducing Barclays 2010 Full Year Results today, Marcus Agius said:

"The decisions embedded in today's results reflect the careful deliberation of the Board and, in particular, the Board Remuneration Committee. We believe, in the context of the Group's absolute and relative performance, they demonstrate clearly our responsibility and are fully compliant with the FSA's Remuneration Code."

-ENDS-

For further information please contact:

Investor Relations	Media Relations
Stephen Jones	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 147,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.
      For further information about Barclays, please visit our website www.barclays.com.

APPENDIX

Extract from Barclays PLC Preliminary Results Announcement 2010

Chris Lucas, Group Finance Director's Review:

Staff costs increased 20% to £11.9bn (2009: £9.9bn), of which performance costs amounted to £3.5bn (2009: £2.8bn). Within this total, 2010 charges relating to prior year deferrals increased by £0.7bn relative to 2009. The Group 2010 performance awards (which exclude charges relating to prior year deferrals but include current year awards vesting in future years) were down 7% on 2009 at £3.4bn. Within this, the Barclays Capital 2010 performance awards were down 12% at £2.6bn, compared to an increase in headcount of 7%.

Details of Performance Awards

	Group			Barclays Capital
	FY 10	FY 09	Change	FY 10	FY 09	Change
	£bn	£bn	%	£bn	£bn	%
Current year awards	2.2	2.5	(12)	1.5	1.8	(19)
Forward deferrals	1.2	1.2	3	1.1	1.1	1
Total	3.4	3.7	(7)	2.6	2.9	(12)